July 24, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	H. Christopher Owings, Assistant Director, Mail Stop 3561 Jennifer Thompson, Accounting Branch Chief Blair Petrillo, Staff Attorney Yong Kim, Staff Accountant

Re:

Williams-Sonoma, Inc.

Form 10-K for the fiscal year ended February 3, 2008

Filed April 3, 2008

Definitive Proxy Statement on Schedule 14A

Filed May 9, 2008

Form 10-Q for the Quarter Ended May 4, 2008

File No. 001-14077

Ladies and Gentlemen:

Williams-Sonoma, Inc. (the “Company”) is submitting this letter in response to the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) comment letter dated July 3, 2008 (the “Comment Letter”). For your convenience, the Staff’s comments 1 through 3 have been repeated below, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.

The Company acknowledges that, as described in the responses below, it will address the comments contained in the Comment Letter in all future filings with the Commission, as applicable.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 32

1.	We note your response to prior comment seven from our letter dated June 3, 2008. In addition, we have reviewed your separate request for confidential treatment with respect to your analysis as to why disclosure of the Company Objective could result in competitive harm. And as a result, we re-issue the comment to the extent it requested disclosure of the Company Objective used for determining annual incentive awards for Fiscal 2007. We also request that you re-file your response letter to include the analysis presented in your confidential treatment request as the response does not appear to contain any confidential information.

Securities and Exchange Commission

July 24, 2008

It is unclear from the analysis you provided how the disclosure of a target for a completed fiscal year that is not published until after the company’s results have been made public would result in competitive harm. To the extent you believe disclosure of the Company Objective for the year ended December 31, 2007 would result in competitive harm to the company, please provide us with additional analysis that addresses why this is true for a target for a completed fiscal year. In addition, please address why disclosure of the Company Objective is not material to an understanding of the compensation paid to the named executive officers for 2007.

Response:

The Company Objective in fiscal 2007 was to achieve annual earnings of $1.50 per share. As noted in the Company’s Definitive Proxy Statement on Schedule 14A filed on May 9, 2008 (the “Proxy”), no amount was payable under the 2001 Incentive Bonus Plan for fiscal 2007 unless the Compensation Committee first certified that the Company Objective had been achieved. Once the Company Objective was achieved, the maximum amount payable became available for payment to executive officers, including named executive officers, as fully deductible compensation. However, as disclosed in the Proxy, the Compensation Committee was permitted to, and ultimately did, apply negative discretion in determining the actual amount to be paid to each named executive officer.

The Company continues to believe that disclosure of specific performance targets could lead to competitive harm. Nonetheless, in light of public comments by the Staff regarding the interpretation of Item 402(b)(2)(v), the Company confirms that in its applicable future filings it will disclose the applicable specific internal targets for the preceding fiscal year.

Form 10-Q for the Period Ended May 4, 2008

Management’s Discussion and Analysis, page 11

2.	We note your response to our prior comment 3 from our letter dated June 6, 2008, and we appreciate the information you have provided to us. After reviewing your recent Form 10-Q and other information that you have recently communicated to the market, we have the following comments:

•

We note that despite the current challenging economic environment, your inventory continued to increase during your first quarter of fiscal 2008. We also note that inventory continues to be a material asset for you, representing over one-third of your total assets at both year end and the recent quarter end. Based on information that you have recently communicated to the market, we understand that approximately 41% of your inventory increase on a year-over-year basis was due to additional display inventory at new or remodeled stores, approximately 28% of this increase was due to growth in your new and emerging brands, and the remaining 31% of this increase was due to increased inventory at your Williams-Sonoma brand, excluding new and remodeled stores. We further understand that approximately 60% of the increase in inventory for

Securities and Exchange Commission

July 24, 2008

the Williams-Sonoma brand was due to increases in the cost of your inventory when compared to the prior year, and the remaining 40% of this increase was due to a mix shift toward higher costing items. We also understand that the dollar value of inventory was flat for your Pottery Barn and Pottery Barn Kids brands, excluding new and remodeled stores. Please tell us how you considered disclosing this or similar information within your Form 10-Q. In this regard, we believe that this information provides valuable insight and context into the numbers seen in your financial statements, and that this information greatly increases an investor’s understanding of how management views the company.

Response:

The Company advises the Staff that, although the Company has not typically provided balance sheet variance explanations within the Company’s Quarterly Reports on Form 10-Q, to the extent any such explanations would be material to an investor’s understanding of the Company’s business, the Company will include such disclosures in the Company’s future filings.

Comment:

•

We note your proposal to disclose in future filings that the decrease in your gross margin is being primarily driven by the deleveraging of fixed occupancy expenses from declining sales in your core brands. It is unclear to us that this disclosure provides your investors with adequate insight into changes at the brand level, particularly if your brands are exhibiting different behavior. In this regard, it appears that your Williams-Sonoma brand may be less affected by the current economic downturn than your Pottery Barn or your Pottery Barn Kids brands. To help us better understand this matter:

•

Please provide us with gross margins and operating contribution margins for each of your core brands within each of your reportable segments for each period presented in your February 3, 2008 Form 10-K and the subsequent Form 10-Q.

Response:

The Company advises the Staff that because the Company operates its business out of two distinct channels, retail and direct-to-customer, the Company does not operate with fully allocated income statements at the brand level. Instead, the Company maintains fully allocated income statements only at the channel level, which provide the most accurate financial analysis of the Company’s performance. For example, all of the Company’s distribution warehouse costs, call center costs, supply chain operations, third-party services costs and other administrative costs, primarily in the Company’s corporate systems, corporate facilities and other administrative departments, are allocated at the channel level, but are not allocated at the brand level. Further, even if the Company was able to allocate such costs to the individual brands, an allocation would not provide an accurate depiction of each brand’s true financial performance due to the brands being

Securities and Exchange Commission

July 24, 2008

inter-dependent on each other for economies of scale. As such, material financial decisions related to the brands are made at the channel level. For instance, the occupancy costs of each of the Company’s stores have been reduced when more than one brand is located within the same mall, and the Company’s catalog costs (including printing, paper and mailing) are significantly reduced due to the large volumes produced in the aggregate for all of the Company’s brands. As a result, providing the Staff or the Company’s investors with financial information on gross margins or operating contribution margins at the brand level, or discussing any cost of goods sold or selling, general and administrative expense variances at the brand level, would not present an accurate reflection of each brand’s actual results. However in future filings, in an effort to provide further insight for the reader as to why the Company’s operating segments are aggregated at the channel level for reporting purposes (in addition to the Company’s existing disclosure that management believes that the overall economics of each of the Company’s major concepts within each reportable segment will be similar over time), the Company will include additional disclosures regarding the various inter-dependencies that each of the Company’s brands have on one another and the fact that the Company only maintains fully allocated income statements at the channel level. In addition, the Company will continue to evaluate its disclosures within the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section of the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q to ensure that, where it is applicable to do so, the Company is providing relevant information about future trends at the brand level that may affect the Company’s channels and brands below the net revenues line.

Comment:

•

If the margins for these brands are diverging or otherwise exhibiting different behavior, please explain to us in more detail how you determined that you did not need to provide insight into each of your core brands when analyzing your results of operations below revenues.

Response:

The Company advises the Staff, that for the same reasons mentioned above, the Company does not believe that providing the Staff or the Company’s investors with financial information on gross margins or operating contribution margins at the brand level, or discussing any cost of goods sold or selling, general and administrative expense variances at the brand level, would be an accurate reflection of each brand’s actual results. However in future filings, in an effort to provide further insight for the reader as to why the Company’s operating segments are aggregated at the channel level for reporting purposes (in addition to the Company’s existing disclosure that management believes that the overall economics of each of the Company’s major concepts within each reportable segment will be similar over time), the Company will include additional disclosures regarding the various inter-dependencies that each of the Company’s brands have on one another and the fact that the Company only maintains fully allocated income statements at the channel level. In addition, the Company will continue to evaluate its disclosures within the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section of the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q to ensure that, where it is applicable to do so, the Company is providing

Securities and Exchange Commission

July 24, 2008

relevant information about future trends at the brand level that may affect the Company’s channels and brands below the net revenues line.

Comment:

•

Regardless of any changes in margins at the brand level, it appears from your other communications with the market that management views the company at the brand level and that management communicates significantly more information about your results at the brand level than is currently included in your MD&A in either your Form 10-K or your Form 10-Q. We remind you that the primary objectives of MD&A are 1) to provide a view of the company through the eyes of management, 2) to provide appropriate context within which your results can be analyzed, and 3) to provide your investors with insight into the potential variability of your results, so that they can ascertain the likelihood that past performance is indicative of future performance. We urge you to consider disclosing more information at the brand level within MD&A when analyzing your results of operations below revenues.

Response:

The Company respectfully advises the Staff that the information provided to the market in other communications, such as the Company’s press releases or conference call scripts, is substantially the same information that is disclosed in the Company’s Annual Reports on Form 10-K and the Company’s Quarterly Reports on Form 10-Q. Based on the Staff’s comments, the Company has cross-referenced the information provided to the market in the Company’s other communications, such as the Company’s press releases and conference call scripts, with the language included in the Company’s Annual Reports on Form 10-K and the Company’s Quarterly Reports on Form 10-Q for the same respective time frame and concluded that all material statements included within the press releases and conference call scripts were in fact included within the Company’s MD&A section of the respective filings. The sections omitted pertain primarily to any non-GAAP financial discussions, balance sheet variances, financial guidance, operational outlook matters and certain forward-looking statements.

The Company supplementally advises the Staff that, while its conference calls appear to provide information at the brand level, primarily only top-line revenue information is provided. As discussed in more detail above, specific financial data is not provided at the gross margin or operating contribution level for each individual brand in our conference calls or press releases as the Company does not fully allocate its income statements at the brand level, and, therefore, such financial data is not readily available.

Securities and Exchange Commission

July 24, 2008

The Company further advises the Staff that its conference calls are organized by brand primarily to facilitate the ability of the Company’s brand leaders to speak directly to the Company’s investors and to provide high level merchandising information that is not financial in nature. Based on this the Company continues to believe that it provides its investors with a view of the Company as seen through the eyes of management. However, the Company will continue to evaluate its disclosures within the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section of the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q to ensure that, where it is applicable to do so, the Company is providing relevant information about future trends at the brand level that may affect the Company’s channels and brands below the net revenues line.

3.	We read in your response to our prior comment 4 from our letter dated June 6, 2008 that when you list multiple factors that contribute to a change in your results, you will list the factors that are significant in their order of magnitude. Please confirm to us that you will disclose to your readers that you have listed these factors in their order of magnitude. Additionally, please continue to consider separately quantifying the impact of each of these factors, as we believe this quantification provides better insight into your results.

Response:

The Company advises the Staff that it will disclose in its future public filings that it has listed factors that contribute to a change in results in their order of magnitude. Additionally, the Company will continue to consider separately quantifying the impact of each of these factors when significant unusual business events occur that are not part of the Company’s ordinary course of business or when the Company determines that quantification of these factors is necessary for a reader’s understanding of the Company’s results.

*        *        *

Securities and Exchange Commission

July 24, 2008

The Company advises the Staff that it is aware of and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (415) 616–8775. The Company respectfully requests that the Staff confirm that it has no additional requests or comments when the Staff’s review is complete.

Sincerely,

/s/ Sharon L. McCollam
Sharon L. McCollam Executive Vice President, Chief Operating and Chief Financial Officer

cc:	W. Howard Lester – Chief Executive Officer
Adrian T. Dillon – Chairman, Audit and Finance Committee
Seth R. Jaffe – Senior Vice President, General Counsel and Secretary
Adam Scott – Deloitte & Touche LLP
Aaron J. Alter – Wilson Sonsini Goodrich & Rosati